Exhibit 23.2

Tetra Tech

350 Indiana Street, Suite 500

Golden CO 80401

October 26, 2012

Prospect Global Resources Inc.

1621 18th Street, Suite 260

Denver, CO 80202

American West Potash LLC (AWP) engaged Tetra Tech to conduct a preliminary economic assessment (PEA) and a status update of feasibility study (Interim Study) to determine the economic viability of the Holbrook Basin Potash project. The project included preliminary evaluation of the development of an underground potash mine, commissioning of a conventional potash flotation processing plant, and ancillary surface infrastructure facilities. Tetra Tech reviewed and incorporated information into this report as provided by AWP, North Rim Exploration, Ltd. (North Rim), regulatory agencies and other sources. The PEA and the Interim Study are preliminary in nature and used indicated and inferred mineral resources as identified by North Rim in the development and evaluation of the project. Tetra Tech’s report entitled “Preliminary Economic Assessment, American West Potash — Holbrook Basin Project” was published December 2011 and the Interim Study is expected to be published in November 2011.

Tetra Tech hereby consents to being named in the Prospectus being filed with the Securities and Exchange Commission by Prospect Global Resources, Inc. on or about October 26, 2012. with reference to the PEA and the Interim Study.

/s/ Daryl L. Longwell
Daryl L Longwell, PE
Vice President\Regional Manager